UniCredit Group

SEC
Mail Processing
Section

OCT 29 2008

Washington, DC
101

File No. 82 - 3185

08005761

Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

SUPPL

Milan, October 24th, 2008

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Special Shareholders Meeting of UniCredit, which will be published in the "Il Sole 24 Ore", (Italian edition) on October 25th 2008.

With kindest regards, we remain,

Yours faithfully,

UniCredit S.p.A.
Direzione Generale

PROCESSED
NOV 13 2008
THOMSON REUTERS

Corporate Affairs

Leo

UniCredit S.p.A

Sede Sociale
Via A. Specchi, 16
00186 Roma

Direzione Generale
Piazza Cordusio
20123 Milano

Capitale Sociale € 6.684.287.462,00 interamente versato – Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredit - Albo dei Gruppi Bancari: cod. 3135.1 - Iscrizione al Registro delle Imprese di Roma, Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

dlw 11/7

UniCredit S.p.A. - Registered Office in Rome - Via A. Specchi, 16 - Head Office in Milan – Piazza Cordusio; Registered with the Roma Courts in the Companies Register, fiscal code and VAT number 00348170101; Registered in the Register of Banking Groups and Parent Company of the UniCredit Banking Group registered with code 3135.1 - Member of the Interbank Fund for Deposit Protection Capital: € 6,684,287,462,00 fully paid up.

CONVENING OF A SPECIAL SHAREHOLDERS MEETING (*)

The shareholders of UniCredit holding savings shares are hereby convened to attend a special shareholders meeting to be held in Milan – via San Protaso, 1 – on 2nd December 2008 at 11:00, and, if necessary, on the second call on 3rd December 2008 at 11:00, in the same location. If the necessary quorum is not reached, the Meeting will convene on the third call on 4th December at 12:00 in Milan – via Tommaso Grossi, 10, to deliberate upon the following:

AGENDA

1. Establishment of the Fund *ex* Art. 146 Legislative Decree 58/1998 (TUF).
2. Examination, for what may be needed, of the capital strengthening measures proposed by the Board of Directors of UniCredit.
3. Proposals of the Common Representative to adapt the Articles of Association with reference to the provisions of Art. 147, paragraph 4, of the TUF.

The directors' report on the above items will be filed pursuant to the law at the Company's Registered Office and the Company's Head Office, as well as at the Borsa Italiana S.p.A., and will in addition be made available on the company's website at www.unicreditgroup.eu. Meetings may be attended by the holders of ordinary shares who, pursuant to the law, display a copy of the notification that the Monte Titoli participant issued to the Company at least two days prior to the date set for the first, second or third call, of the Meeting, as the case may be. Directors and Statutory Audiors of UniCredit S.p.A. may attend the Meeting.

The Common Representative Stella d'Atri

(*) Convenience translation: the present translation is provided for information purposes only.

END